Dimensional

November 1, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Stirling:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 121/122 to the Registration Statement of the Registrant (the “Amendment”), relating to the DFA Commodity Strategy Portfolio (the “Portfolio”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2010, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Please delete the footnote to the caption “Management Fee,” which is not required or permitted by Form N-1A.

Response.  The footnote has been deleted.

2.           Comment.  Please delete the footnote to the caption “Acquired Fund Fees and Expenses,” which is not required or permitted by Form N-1A.

Response.  The footnote has been deleted.

3.           Comment.  Please move the sentence in the first paragraph under “Principal Investment Strategies” section of the summary section of the Prospectus to the section entitled, “Additional Information on Investment Objective and Policies.”

Response.  The Portfolio has included the sentence identified in response to prior SEC staff comments that a Portfolio must include a description of its investment strategy with respect to security selection.

U.S. Securities and Exchange Commission
November 1, 2010

4.           Comment.  As instructed in the Letter to the ICI, please include disclosure in the “Principal Investment Strategies” section of the Prospectus that states the extent to which the Portfolio plans to use derivatives.

Response.  The Portfolio will add the following sentence as the last sentence in the second paragraph in the “Principal Investment Strategies” section of the Prospectus:  “The Portfolio, directly and/or through its investment in the Subsidiary, expects to use such derivatives extensively as part of its investment strategy.”

5.           Comment.  Please confirm that each risk listed under “Principal Risks” is a principal risk of the Portfolio.

Response.  Each risk listed under “Principal Risks” is a principal risk of the Portfolio.

6.           Comment.  Please move the first sentence of “Commodity Risk” to the section of the Prospectus entitled, “Additional Information on Investment Objective and Policies.”

Response.  The requested change has been made.

7.           Comment.  The description of derivatives contained in “Derivatives Risk” should be move to the section of the Prospectus entitled, “Additional Information on Investment Objective and Policies.”

Response.  The requested change has been made.

8.           Comment.  The description of risks in “Derivatives Risk,” “Exposure Risk” and “Leveraging Risk” are duplicative.  The risk disclosure should be consolidated under one heading.

Response.  The requested change has been made.

9.           Comment.  The risks described under “Interest Rate Risk” and “Income Risk” should be combined under one heading.

Response.  The requested change has been made.

10.           Comment.  The disclosure regarding segregating assets contained in “Leveraging Risk” should be move to the section of the Prospectus entitled, “Additional Information on Investment Objective and Policies.”

Response.  The requested change has been made.

11.           Comment.  Please revise the “Investment Advisor/Portfolio Management” section in the summary so that it includes the name of the investment advisor.

U.S. Securities and Exchange Commission
November 1, 2010

Response.  The “Investment Advisor/Portfolio Management” section in the summary has been revised accordingly.

12.           Comment.  In the “Purchase and Redemption of Fund Shares” section of the summary, please include the investment minimum for the Portfolio.

Response.  The Portfolio does not have a minimum investment amount.

13.           Comment.  Please include the disclosure required by Item 9 of Form N-1A relating to financial intermediary compensation.

Response.  The Portfolio omits the information required by Item 9 of Form N-1A because neither the Portfolio nor its related companies pay financial intermediaries for the sale of fund shares or related services.

14.           Comment.  Please confirm that no shareholder fees are being assessed on the Subsidiary level.

Response.  No shareholder fees are being assessed on the Subsidiary level.  The Advisor is entitled to an investment advisory fee for managing the Subsidiary, but pursuant to contractual agreement such advisory fee is being waived.

15.           Comment.  The Portfolio has a policy that states that the Portfolio will concentrate its assets (invest more than 25% of its total assets) in obligations of U.S. and/or foreign banks and bank holding companies (“banking industry securities”) when the yield to maturity on eligible portfolio investments in banking industry securities as a group generally exceeds the yield to maturity on all other eligible portfolio investments as a group generally for a period of five consecutive days when the New York Stock Exchange is open for trading.  Please address why the freedom action to concentrate in the banking industry is permissible under the 1940 Act and how the trigger used for concentration is objectively verifiable.  Please also describe generally how often a Portfolio with this policy will change its concentration status within a year.

Response.  The Portfolio believes that the banking concentration policy described in the Amendment is consistent with The First Australia Fund, Inc., SEC No-Action Letter (pub. Avail. July, 29, 1999), in which the SEC staff confirmed its position that a fund may adopt a concentration policy that allows for periods of concentration and non-concentration based on a policy providing specific criteria defining when the fund will concentrate in an industry.  However, the Portfolio has determined to eliminate the Portfolio’s banking concentration policy, and will revise the Prospectus and SAI accordingly.

16.           Comment.  The Portfolio’s concentration restriction states:  “The Portfolio will not concentrate (invest more than 25% of its net assets) in securities of issuers in a particular industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or securities of other investment companies), except that the Portfolio shall invest more than 25% of its total assets in obligations of banks and bank holding companies in the circumstances described in the Prospectus under “Investments in the Banking Industry” and as otherwise described under “PRINCIPAL INVESTMENT STRATEGIES” and provided that (a) 25% or more of the Portfolio’s assets may be indirectly exposed to industries in commodity sectors, and (b) the Portfolio may invest more than 25% of its total assets in instruments (such as structured notes) issued by companies in the financial services sectors (which includes the banking, brokerage, and insurance industries).”  Please revise the restriction to provide the Portfolio’s concentration policy without using cross references to the Prospectus.  Also please revise the restriction to remove the language in (a) and (b) that provides freedom of action to concentrate.

U.S. Securities and Exchange Commission
November 1, 2010

Response.  The concentration policy for the Portfolio has been revised as follows:

The Portfolio will not concentrate (invest more than 25% of its net assets) in securities of issuers in a particular industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or securities of other investment companies).

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Valerie A. Brown
Valerie A. Brown, Esq.
Vice President
DFA Investment Dimensions Group Inc.